RECEIVED

2005 DEC 28 A 9:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec AG 07740 Jena

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.

Washington, D. C. 20549
United States

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105

Fax: +49 (0) 36 41/220-117

e-mail: j.brajer@meditec.zeiss.com

05013545

Division/ Dept.: Investor Relations
Your contact: Jens Brajer

Our ref.: JB/Mtr
Date: 2005-12-15

File No. 82-34817

SUPPL

Dear Ladies and Gentlemen,

Please find attached the following documents that were released to our shareholders:

Type of document	Date of release
Ad hoc Release	2005-12-14
Press Release	2005-12-15
Financial statements of Carl Zeiss Meditec AG, Jena (HGB)	2005-12-15
Annual Report FY 2004/2005	2005-12-15

PROCESSED
DEC 30 2005
THOMSON FINANCIAL

Best regards,

Carl Zeiss Meditec AG
i. V.

Jens Brajer
Director Investor Relations

i. A.

Mandy Pfeil
Assistant Investor Relations

12/30

CARL ZEISS MEDITEC

Ad hoc disclosure in accordance with Section 15 WpHG (German Securities Trading Act)

- Dividend payment -

Carl Zeiss Meditec plans to pay first-ever dividend

(Jena, 14 December 2005) Carl Zeiss Meditec AG (ISIN: DE0005313704) is planning to pay a dividend for the first time for financial year 2004/2005. The Supervisory Board of the Company approved the Management Board's proposal for the utilisation of profits this evening. For the first time, a dividend of € 0.16 per no-par-value share shall be paid.

The Management Board and the Supervisory Board will submit a proposal to the Annual General Meeting of Carl Zeiss Meditec AG that envisages utilising the net retained earnings for financial year 2004/2005 of € 20,240,319.92 – according to the single-entity financial statements of Carl Zeiss Meditec AG, Jena – as follows:

(1) payment of a dividend of € 0.16 per no-par-value share for 32,523,844 no-par-value shares: € 5.203.815,04

(2) Carry-forward of the residual profit to new account: € 15.036.504,88

Contact:
Carl Zeiss Meditec AG, Jens Brajer/Director Investor Relations, Göschwitzer Str. 51-52, 07745 Jena, Germany, Phone: +49 (0)3641-220-105, Fax: +49 (0)3641-220-117, E-mail: investors@meditec.zeiss.com

CARL ZEISS MEDITEC

Carl Zeiss Meditec intends to pay first-ever dividend after successful financial year

Sales grow by 37.8% to € 323.7 million - EBIT increases by 39% to € 36.6 million, despite integration costs for acquisitions – Consolidated net income up by more than one third to € 17.1 million - Innovative products strengthen market position – Dividend payment planned for the first time

(Jena, 15 December 2005) Carl Zeiss Meditec AG (ISIN DE0005313704) increased its sales by a substantial 37.8% to € 323.7 million in financial year 2004/2005 (previous year € 234.9 million). The operating result (EBIT) rose 39% to € 36.6 million (previous year € 26.3 million); consolidated net income increased by more than one third to € 17.1 million (previous year: € 12.6 million). Earnings per share climbed 27.2% to € 0.56 (previous year: € 0.44). These figures are taken from the annual financial statements as of 30 September 2005, published today by the Prime Standard-listed medical technology company. Due to the good business performance, the Company intends, for the first time, to propose to the Annual General Meeting the payment of a dividend of € 0.16 per share.

"As we expected, our operative business developed very well in 2004/2005," said Ulrich Krauss, CEO. "We are also making very good progress with the integration of the companies we acquired in the financial year." The two companies acquired were the French IOLTECH S.A., a manufacturer of implants and consumables for ophthalmic surgery, and the US diagnostic specialist Laser Diagnostics Technology Inc., whose main product is used for the targeted early detection of glaucoma.

In spite of the extra costs incurred in connection with these acquisitions, earnings before interest and tax (EBIT) increased proportionate to sales – by 39.0 % to € 36.6 million (previous year: € 26.3 million). The EBIT margin increased to 11.3% (previous year: 11.2%). Earnings before interest, taxes, depreciation and amortisation (EBITDA) grew at an even higher rate than sales. At € 45.6 million, EBITDA was up 43.6% year-on-year (€ 31.7 million).

Press Release

CARL ZEISS MEDITEC

This positive development of business has prompted the Management Board and the Supervisory Board to propose to the Annual General Meeting the payment of the Company's first-ever dividend. It is planned to distribute around 30% of the consolidated net income, equivalent to € 0.16 per share, to the shareholders. "The Management Board and the Supervisory Board share the opinion that our Company's operating earnings power has reached a level that allows us to pay a dividend to our shareholders", says CEO Krauss. "We assume that this step will make our share even more attractive."

Cash flow from operating activities increased from € 31.6 million to € 39.4 million. Cash and cash equivalents remained almost constant at € 50 million (previous year: € 49.7 million). In spite of the acquisitions, the equity ratio remained high at 56.0% (previous year: 61.1%). CFO Bernd Hirsch: "These acquisitions had our solid financial backing to ensure adequate scope for growth in the future."

The Jena-based company further expanded its market position in financial year 2004/2005 and achieved higher sales in all product segments. Sales in the "Laser and IOL" segment increased by 76.1% year-on-year to € 77.7 million (previous year: € 44.1 million). Carl Zeiss Meditec also sold significantly more diagnostic equipment: sales here increased by 31.8% year-on-year. Revenues in this segment amounted to € 223.8 million (previous year: € 169.8 million). Services sales rose by 5.7% to € 22.2 million.

Regionally, the Americas generated the most sales, at € 136.0 million (previous year: € 109.8 million) or 42.1% of Carl Zeiss Meditec's total sales. The Asia/Pacific region accounted for € 93.9 million (previous year: € 65.5 million) or 29% of the Companys total sales. Sales in Europe (excluding Germany) showed the strongest growth – due mainly to the acquisition – increasing by 76.4% to € 73.8 million (previous year: € 41.9 million). This region accounted for 22.8% of Carl Zeiss Meditec's total sales. Carl Zeiss Meditec generated € 19.9 million (previous year: € 17.7 million) or 6.1% of its total sales in Germany. Compared to the previous year, this represents an increase of 12.1%.

As of 30 September 2005, the Carl Zeiss Meditec Group employed a workforce of 1,207 (previous year: 796), including 15 trainees.

CEO Ulrich Krauss is optimistic about the future development of Carl Zeiss Meditec and pronounced that the Company will grow not only in terms of sales, but also in terms of its profitability. The persistent goal is to achieve an EBIT margin of around 15% by financial year 2007/2008. Sales growth is expected to exceed market growth again in the current financial year 2005/2006.

Brief Profile

Built on an unparalleled heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: refraction, cataract, glaucoma and retinal disorders. The company has incorporated its technologically-superior optics into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ for glaucoma diagnosis.

Carl Zeiss Meditec AG is based in Jena, Germany, with key subsidiaries in the U.S. (Carl Zeiss Meditec, Inc.) and Japan (Carl Zeiss Meditec Co., Ltd.). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

35 percent of the Carl Zeiss Meditec shares are in freefloat holdings. The remaining 65 percent are held by Carl Zeiss AG, one of the leading international optic and opto-electronic industry groups of companies in the world.

Contact:

Investor Relations
Jens Brajer/ Director Investor Relations
Göschwitzer Straße 51-52
07745 Jena

Telefon: +49 (0) 36 41 - 2 20 - 1 05
Telefax: +49 (0) 36 41 - 2 20 - 1 17
E-Mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.de

Single-entity financial statements of Carl Zeiss Meditec AG, Jena

2004/2005

CARL ZEISS MEDITEC

Management report

Management report

Executive summary

Carl Zeiss Meditec AG ("Carl Zeiss Meditec", "the Company") again performed well in financial year 2004/2005. Key foundations were laid for a future acceleration of growth, and the Company succeeded in penetrating new market segments that had been only partially addressed to date or not at all. In particular the majority takeover of the French ophthalmic surgery specialist IOLTECH S.A., La Rochelle, was a significant milestone in the implementation of the Company's strategy that expanded its activities in the rapidly growing market segment for ophthalmic surgery. The acquisition of the San Diego-based glaucoma specialist Laser Diagnostic Technologies, Inc. by the Company's US subsidiary Carl Zeiss Meditec, Inc., enabled Carl Zeiss Meditec to expand its market presence to include all relevant target groups in the field of glaucoma diagnosis. The Company's Japanese subsidiary Carl Zeiss Meditec Co., Ltd. also took over the surgery business of Carl Zeiss Japan, which further boosted the business in this key regional market.

Sales increased by 12.1% year-on-year from € 109.0 million to € 122.2 million. In terms of products, clear growth drivers were diagnostic systems. The development of sales of ophthalmic laser systems was very encouraging. The refractive laser business, on the other hand, fell short of expectations. Regionally, the Company achieved above-average growth, particularly in the Americas, which – besides better penetration of the US market with products from Carl Zeiss Meditec AG, Jena – is attributable to a larger government contract that was handled by our distribution partner in Mexico. Sales in this market increased by 52.9% year-on-year to € 27.8 million. In Europe (excluding Germany), sales were up by 11.3% compared with financial year 2003/2004; in Germany, sales were 4.8% higher than in the previous year.

The result from ordinary activities declined year-on-year from € 13.8 million the previous year to € 7.3 million in financial year 2004/2005. It should, however, be noted that a dividend of € 8.7 million paid by the US subsidiary Carl Zeiss Meditec, Inc. to its parent company was included in the previous year's figure. Accordingly, the result from ordinary activities would have increased by € 2.1 million, had the dividend payment in the previous year been excluded. Net income for the year amounted to € 7.2 million in the period under review (previous year: € 13.2 million).

Cash and cash equivalents of Carl Zeiss Meditec AG fell € 38.5 million from € 40.0 million the previous year to € 1.5 million as of 30 September 2005. Added to this are accounts receivable (i.e. credit) of € 2.9 million from the Group Treasury of Carl Zeiss AG (previous year: € 11.5 million). This development is primarily attributable to cash outflow from investments in financial assets, which was partly financed by the capital increase against cash contributions of May 2005 (€ 40.6 million), and partly by the Company's existing cash and cash equivalents.

Cash flow from operating activities amounted to € 15.3 million in the period under review (previous year: € 25.8 million). This decrease is particularly due to the higher net income for the previous year, which was boosted by the dividend from the Company's US subsidiary. The further optimisation of the system for managing trade receivables also favoured the development of cash flow from operating activities in financial year 2004/2005; however, the exploitable potential was considerably higher in the previous year.

Based on the economic performance of Carl Zeiss Meditec AG, the Management Board will, for the first time, propose to the Supervisory Board and the forthcoming Annual General Meeting to distribute a portion of the net retained profits generated by Carl Zeiss Meditec AG, Jena, in the form of a **dividend**.

Business report

1. Underlying conditions for economic development[1]

In spite of the global increase in oil prices, the global economy was back on the road to expansion in 2005 after a temporary slowdown in the previous year.[2] The curbing effects of the higher prices for crude oil and other raw materials continued to be offset by low capital market interest rates, an expansive monetary policy, increasing assets and improved corporate earnings in key economic regions. The increase in real gross domestic product in the USA and China was accordingly high since the beginning of the year. The Japanese economy also showed significant growth after many years of stagnation.

The economies of the euro-zone and Great Britain, on the other hand, remained restrained. The high oil price suppressed domestic demand, and the appreciation of the euro continued to have an effect. Despite a favourable earnings situation at the companies and lower capital market interest rates, there was no significant revival in investment demand, which is attributable to the decrease in capacity utilisation. Another reason is the differences that persist between the individual EU member states, both in terms of the strength of growth and the reasons behind it. There has been a particularly significant increase recently in the demand from the new member states of the European Union and other European countries.[3] Economic recovery in Germany continues to be extremely sluggish. The gradual recovery that began in 2003 has stagnated again. Firstly, there was a slowdown in the growth in exports, due to the appreciation of the euro and the weakening of the global economy. Then, the economy was curbed by the high energy prices. Real gross domestic product increased only slightly between mid-2004 and mid-2005 by 0.6%.[4]

1 Deutsches Institut für Wirtschaftsforschung (German Institute for Economic Research), Berlin (Publ.): Weekly Report No. 43/2005 "The Situation of the Global and German Economies in Autumn 2005", 24/10/2005, Berlin
2 Cf. ibid., p. 605-619
3 Cf. ibid., p. 620ff
4 Cf. ibid., p. 626ff

Impulses from abroad continue to be the lifeblood of the German economy. However, the good business situation of exporters has not been reflected in higher employment rates. Instead, real domestic demand is stagnating, the dominant factor here being the curbing effect of the high energy prices.

2. Development of sales

Carl Zeiss Meditec AG generated sales of € 122.2 million in financial year 2004/2005, corresponding to an increase of 12.1% year-on-year (previous year: € 109.0 million).

This growth was primarily driven by the Diagnosis business segment, which generated sales of € 73.1 million in financial year 2004/2005. This corresponds to an increase of 24.6% over the previous year (€ 58.7 million). The mainstays of sales in this segment were the STRATUSOCT™ and IOLMaster® systems, as well as fundus cameras and the Humphrey® Field Analyzer. The recently acquired GDx VCC system – the main product of Laser Diagnostic Technologies, Inc., which the Company acquired in December 2004 – made a major contribution to sales growth. This system is specially designed for the early detection and diagnosis of glaucoma. It thus complements the market presence of STRATUSOCT™, a retinal imaging system with a wide range of possible applications. These applications include not only the early detection of glaucoma, but also the diagnosis of other severe ophthalmic diseases, such as age-related macular degeneration (AMD) and diabetic retinopathy, and examinations before and after the treatment of cataracts. The target group of the GDx VCC system is thus primarily those customers who do not require the full range of examination options offered by the STRATUSOCT™ system. The main sales markets for IOLMaster®, which can be used to take precise measurements of the eye prior to cataract surgery, without actually touching with the eye, were Europe and the USA. Sales of the STRATUSOCT™ diagnostic system in Europe were very encouraging. Thanks to its unique underlying technology – optical coherence tomography – this system can render cross-section images of the nerve fibre layers of the eye in real time. This makes it possible to diagnose serious ophthalmic diseases, such as glaucoma and various retinal disorders, earlier than ever before. Other key mainstays of sales were the FF 450 and VISUCAM™ *lite* fundus cameras, which are used to examine the fundus of the eye in minute detail.

Sales in the Laser business segment, on the other hand, fell slightly by 3.2% year-on-year from € 42.0 million to € 40.6 million. The development of business with our other laser systems was quite dynamic, however. The VISULAS™ 532s and the VISULAS™ 532s Combi for treating retinal diseases and glaucoma were extremely successful, especially in the Americas, where growth rates of over 100% were achieved. Sales of the VISULAS™ 690s system – used in conjunction with the Novartis drug Visudyne® to treat age-related macular degeneration (AMD) as part of photodynamic therapy – rose again in the period under review, particularly in the Americas and Europe. The refractive laser business – lasers for the correction of vision defects – showed a downward trend, with sales in individual markets lagging behind the dynamic growth of the previous year.

There was a slight upturn in sales of 1.7% in the Services business segment. Sales in this segment thus amounted to around € 8.5 million in the period under review, after € 8.3 million the previous year. The Services segment's share of total Company sales decreased slightly to 6.9% (previous year: 7.6%).

Sales development by business segment in financial years 2004/2005 and 2003/2004 is summarised in Table 1.

Table 1:
Sales by business segment in financial years 2004/2005 and 2003/2004

€'000	Financial year 2004/2005		Financial year 2003/2004		Change over previous year
Business segment	Sales	Percentage of sales	Sales	Percentage of sales	
Diagnosis	73,113	59.9%	58,671	53.9%	24.6%
Laser	40,602	33.2%	41,955	38.5%	-3.2%
Service	8,471	6.9%	8,327	7.6%	1.7%
Total	[illegible]	[illegible]	108,953	100.0%	12.1%

The regional distribution of sales in the period under review is only partly reflected by the macroeconomic trends described in "1. Underlying conditions for economic development". The greatest impetus for growth in the past financial year came from the Americas. Sales in this region increased by more than half to € 27.8 million (previous year: € 18.2 million). Sales also improved in Europe compared with the previous year, rising 11.3% to € 48.2 million (previous year: € 43.3 million). Sales in the region of Asia, however, decreased year-on-year by 7.1% from € 29.9 million to € 27.8 million. This is mainly attributable to the persistent strength of the euro against the US dollar, which is the key currency in this market. The development of sales in Germany, on the other hand, was encouraging, with a year-on-year increase of 4.8% to € 18.4 million in the period under review (previous year: € 17.5 million).

Table 2 shows a comparison of sales by region for financial years 2004/2005 and 2003/2004.

Table 2:
Sales by region in financial years 2004/2005 and 2003/2004

€'000	Financial year 2004/2005		Financial year 2003/2004		Change over previous year
Region	Sales	Percentage of sales	Sales	Percentage of sales	
Germany	18,379	15.0%	17,542	16.1%	4.8%
Europe (excl. Germany)	48,204	39.4%	43,295	39.7%	11.3%
Americas	27,805	22.8%	18,191	16.7%	52.9%
Asia*	27,798	22.8%	29,925	27.5%	-7.1%
Total	[illegible]	[illegible]	108,953	100.0%	12.1

* *including Africa*

3. Order situation

Orders in hand amounted to € 8.3 million as of 30 September 2005 and were thus slightly below the previous year's level of € 8.5 million. The Company believes that the trend for customers to place orders at short notice will continue.

4. Production planning and production

Product manufacture at Carl Zeiss Meditec focuses on the assembly of system components. More than two thirds of the parts and components are procured from external suppliers. The remaining third is spread almost evenly among other companies of Carl Zeiss AG and in-house component manufacturing facilities.

The Company's core competencies include the development of new technologies, products and applications (see Research and Development Report for further information) and the manufacture and assembly of key components.

In the financial year 2004/2005 the company further extended and optimised its production processes. Production lines were set up for new products, for example, and some of the production workflows were reorganised. Just-in-time assembly, which started in the previous year, was extended for the device platform of the majority of Carl Zeiss Meditec's diagnostic systems – so-called "instrument cross stages". Production processes were also further optimised, especially those for systems produced in large quantities.

Production planning is based on a rolling forecast by the distribution partners. This means that the respective distributor prepares a rolling sales forecast, which it then uses as a basis for ordering individual parts and manufacturing components. In order to keep stock levels to a minimum, final assembly is generally carried out to customer order.

5. Development of production capacities

Carl Zeiss Meditec compensates for fluctuations in demand through flexible deployment of its production workers. This requires an appropriate training system that qualifies the employees to work on the different production lines. Flexible working hours also allow employees to be deployed as necessary in accordance with the rolling sales forecasts.

6. Procurement

As described under "4. Production planning and production", the final assembly of products is almost exclusively on a made-to-order basis. The purpose of this is to keep stocks as low as possible. Accordingly, the respective components are retrieved from suppliers shortly before the production date. The Company has set up consignment warehouses in cooperation with its key suppliers. These warehouses are owned by the respective suppliers and are an integral part of Carl Zeiss Meditec's production process. The necessary components are retrieved as required and paid for. The suppliers bear full responsibility for replenishing stocks in these warehouses. This form of cooperation simultaneously highlights Carl Zeiss Meditec's reliance on long-term partnerships with its suppliers. In order to ensure that purchased parts and components are also of a consistently high quality, suppliers are also subject to regular qualification audits.

7. Quality management

In most of the world's markets official registrations and approvals are a prerequisite for marketing medical products.

Accordingly, Carl Zeiss Meditec has registered its individual sites with the responsible national authorities.

In order to successfully obtain the necessary marketing approvals, Carl Zeiss Meditec's quality management system is regularly audited and certified by *DQS GmbH Deutsche Gesellschaft zur Zertifizierung von Managementsystemen* in accordance with ISO 9001 & 13485, Appendix II & V of the EU Directive 93/42/EC and the Canadian Medical Device Regulation (CMDR).

Carl Zeiss Meditec's quality management system also conforms to the requirements of the U.S. legislation 21 C.F.R. part 820, Quality System Regulation.

Carl Zeiss Meditec thus fulfils the basic prerequisites for marketing its CE products in the European Economic Area, North America, and those countries that have agreements with the European Union in the field of medical products.

8. Registrations and approvals

The Company's products are generally designed with a view to marketing them worldwide. From the outset, therefore, the design features, the materials and components used, and the interfaces of all devices and systems, are selected such that they can be used anywhere in the world.

With the exception of the MEL 80™ refractive laser, for which the approval procedure in the USA and Japan is still pending, the complete range of Carl Zeiss Meditec AG products has been approved in all the major countries and markets of the world.

9. Employees

As of 30 September 2005, Carl Zeiss Meditec had 307 employees. This number includes two members of the Management Board, as well as 13 trainees. In the previous year, the Company had 282 employees, plus 21 trainees. Neither of the above figures takes account of partially retired employees.

Over the course of financial year 2004/2005 the Company employed an average of 299 employees, including 2 members of the Management Board (previous year: 283 employees). The Company also had an average of 15 trainees in the period under review (previous year: 22 trainees). The increase in the number of employees is mainly attributable to the establishment of additional capacities in Research and Development, as well as in Product Management and Marketing Organisation.

Figure 1 gives an overview of the personnel structure of Carl Zeiss Meditec as of 30 September 2005.

Figure 1:
Personnel structure of
Carl Zeiss Meditec AG, Jena,
as of 30 September 2005


3.9%
9.8%
29.5%
24.4%
14.0%
5.5%
12.7%
Production
Sales and marketing
Service
Product management
Research and development
Management Board, accounting
and finance sector, administration
Quality management

10. Environmental protection

The Company complies with all relevant environmental protection regulations within the scope of its business activities.

Neither the Company's production methods nor its products pose any direct or indirect risk to the environment.

11. Events of particular significance

With effect from 1 November 2004, Carl Zeiss Meditec Co., Ltd., headquartered in Tokyo, Japan, took over the surgery business (distribution of surgical microscopes) from Carl Zeiss Japan. This subsidiary has thus adjusted to changes in legal requirements and has further strengthened its business in the key Japanese market. This acquisition also enables the company to expand and better coordinate its activities with respect to marketing approval issues.

With effect from 2 December 2004, Carl Zeiss Meditec, Inc., Dublin, USA, acquired 100% of the shares in the US glaucoma diagnosis specialist Laser Diagnostic Technologies, Inc. ("LDT"), which has its headquarters in San Diego, California. The objective was to transfer all activities of this company to the Company's US subsidiary Carl Zeiss Meditec, Inc. LDT had a subsidiary in Germany – LDT Europe GmbH – based in Schriesheim. This company is currently in liquidation.

With effect from 1 February 2005, Carl Zeiss Meditec acquired 67.2% of the shares in the French ophthalmic surgery specialist IOLTECH S.A., La Rochelle, France. By 30 September 2005, Carl Zeiss Meditec increased its indirect holding in this company – which is listed on the Second Marché of the Paris Stock Exchange – to 87.2%. Carl Zeiss Meditec intends to enact a complete takeover of this company. IOLTECH specialises in the development, production and distribution of intraocular lenses and also has a portfolio of related consumables, which are manufactured and distributed at various locations around the world.

Part of the acquisition of the IOLTECH shares was financed by the issue of Carl Zeiss Meditec AG shares. With effect from 1 February 2005, Carl Zeiss Meditec AG thus also increased its share capital by € 1.3 million against contribution in kind to € 29.7 million. A total of 150,300 IOLTECH S.A. shares were purchased from the company's majority shareholder. This transaction increased Carl Zeiss Meditec AG's capital reserves by € 12.5 million.

In January 2005, Carl Zeiss Meditec founded the French stock corporation "Atlantic S.A.S.", headquartered in Le Pecq, France, as an intermediate holding company. By way of a capital increase against contribution in kind on 30 September 2005, Carl Zeiss Meditec transferred to Atlantic the shares it acquired in IOLTECH S.A. by way of the capital increase against cash contributions on 1 February 2005. As of the balance sheet date, Atlantic held 1,045,641 shares or 87.2% of the share capital of IOLTECH S.A. The sole proprietor of Atlantic is Carl Zeiss

Meditec Asset Management Verwaltungsgesellschaft mbH (formerly AM Asset Management Verwaltungsgesellschaft mbH). In the course of financing the acquisition of IOLTECH S.A., Atlantic S.A.S. issued a convertible bond with a total value of € 103 million, which was subscribed by Carl Zeiss Meditec AG. This is carried in the balance sheet under "Loans to affiliated companies".

The successful cash capital increase in May 2005 can be regarded as an acknowledgement of the profitable growth of Carl Zeiss Meditec by the capital market. A total of 2.8 million shares were placed with institutional investors in Europe within just a few hours. The Company used this as an opportunity to rebuild its funding framework after its recent acquisitions to great success. In net terms, i.e. after subtracting issuing costs, the Company generated a total of € 39.4 million. This capital increase, in which the majority shareholder Carl Zeiss AG did not participate, also simultaneously increased the free float of Carl Zeiss Meditec shares to about 35%.

12. Net worth

a) Statement of net worth

Pursuant to German commercial law, total assets of Carl Zeiss Meditec amounted to € 283.9 million as of 30 September 2005. Compared to the previous year (€ 216.6 million), this corresponds to an increase of 31.1%. The increase in total assets is primarily the result of the company acquisitions and is mainly attributable to the increase in both loans to affiliated companies and shares in affiliated companies resulting from the acquisition of the IOLTECH shares, and to the subsequent transfer of these to Carl Zeiss Meditec Asset Management Verwaltungsgesellschaft mbH (see also "11. Events of particular significance" for further details). Effects that reduce the assets on the balance sheet, arising in particular from the utilisation of cash and cash equivalents for the acquisition of IOLTECH S.A., are thus over-compensated. This includes the ongoing reduction of trade receivables due to an optimised accounts receivable management system. This balance sheet item decreased from € 8.8 million as of 30 September 2004 to € 7.6 million as of 30 September 2005. In spite of an improvement in inventory management (see sections "4. Production planning and production" and "6. Procurement" for further details) inventories increased slightly year-on-year by € 0.3 million to € 19.3 million. This is mainly attributable to the stockpiling of components for the new products released for sale as of the new financial year, and to a larger order that had not yet been completed for dispatch. Receivables from affiliated companies amounted to € 10.4 million as of the balance sheet date 30 September 2005 (previous year: € 19.5 million). These relate exclusively to receivables from companies of Carl Zeiss AG. When viewing this balance sheet item, it should be noted that this figure also includes the receivables from the Group Treasury of Carl Zeiss AG (corresponds to credit). As of 30 September 2005, receivables from the Group Treasury of Carl Zeiss AG totalled € 2.9 million (30 September 2003: € 11.5 million). Further details on this can be found in section "13. Financial position".

With a 48.4% share in total assets (previous year: 56.5%), "Shares in affiliated companies" represent the largest asset-side item on the balance sheet in terms of value. The book values of the shares held by Carl Zeiss Meditec AG in its subsidiaries are carried under this item. The subsidiaries referred to here are essentially Carl Zeiss

Meditec, Inc., Dublin, USA (investment book value: € 115.9 million), Carl Zeiss Meditec Systems GmbH, Pirmasens, Germany (investment book value: € 6.1 million), Carl Zeiss Meditec Co., Ltd., Tokyo, Japan (investment book value: € 0.3 million) and Carl Zeiss Meditec Asset Management Verwaltungsgesellschaft mbH, Jena, Germany (investment book value: € 15.1 million).

Loans to affiliated companies (€ 104.0 million) increased substantially year-on-year and mainly consist of the convertible bond issued by Atlantic S.A.S. (see "11. Events of particular significance" for further details).

In a year-on-year comparison as of the balance sheet date, significant changes on the liabilities side of the balance sheet relate to the items "Subscribed capital", "Reserves", "Net retained profits" and, to a lesser extent, "Trade payables" and "Liabilities to affiliated companies". Subscribed capital increased year-on-year (€ 4.1 million), as did capital reserves (€ 50.3 million), in the course of the two capital increases performed in the financial year. Adjusted total assets increased on a par with the net income for the year of € 7.2 million (see section "15. Earnings position" for further details).

Figure 2 below summarises the most important changes in the balance sheet structure as of 30 September 2005 and 2004.

Figure 2:
Balance sheet structure of Carl Zeiss Meditec AG as of 30 September 2005 and 2004

(in €'000)


30.09.2005
30.09.2004
243,943
128,003
38,455
1,523
48,542
40,028
256,825
195,228
13,813
13,283
11,516
9,829
Fixed assets
Current asstes
(excl. Cash on hand, but incl. deferred income)
Cash on hand
Shareholders' equity
Provisions
Liabilities (including deferred income)

b) Key figures relating to net worth

Carl Zeiss Meditec further consolidated its already sound asset structure in the period under review.

Table 3:
Key figures relating to net worth
(30 September 2005 and 2004)

Key figure	Definition	30.09.2005	30.09.2004	Change from previous year
Equity ratio	Equity / Total assets	90.5%	90.1%	+0.4%-points
Debt ratio	Total borrowed capital (excluding deferred income) / Equity	10.5%	10.8%	-0.3%-points
Equity ratio A	Equity / Fixed assets	105.3%	152.5%	-47.2%-points
Equity ratio B	Equity + long-term borrowed capital / Fixed assets	105.9%	153.4%	-47.4%-points
Ratio for medium-term and long-term assets	Equity + medium-term and long-term borrowed capital / Fixed assets + receivables with a residual term > 1 year	105.8%	153.0%	-47.2%-points

13. Financial position

a) Statement of financial position

As of 30 September 2005, cash and cash equivalents held by Carl Zeiss Meditec AG amounted to € 1.5 million (previous year: € 40.0 million). The net decrease in cash and cash equivalents in financial year 2004/2005 thus amounted to € 38.5 million (previous year: net increase of € 13.8 million).

Cash flow from operating activities amounted to € 15.3 million in the reporting period (previous year: € 25.8 million). This figure was thus down 40.9% on the year-ago figure; adjusted for the dividend of € 8.3 million paid by Carl Zeiss Meditec, Inc. in the previous year, it was down a further 12.9%. This was mainly due to stockpiling for the global product launches planned for autumn 2005 (e.g. VISUCAM™PRO^NM) to guarantee a quick time to market and fast delivery times. This is only a temporary effect, however.

Cash flow from investing activities amounted to € -103.1 million in financial year 2004/2005 (previous year: € -5.3 million). The most important item in this context is "Investments in financial assets" totalling € 104.3 million, which is mainly composed of the subscription of the convertible bond issued by Atlantic S.A.S.

Cash flow from financing activities amounted to € 49.3 million in the period under review (previous year: € -6.7 million). Key items in this respect are the cash capital increase by Carl Zeiss Meditec AG and the deduction of cash and cash equivalents from the balance at the Group Treasury of the Carl Zeiss Group. As of 30 September 2005, this balance – which is subject to standard market interest rates and is accessible to the Company at all times – decreased by € 8.7 million to € 2.9 million (previous year: € 11.5 million).

b) Key figures relating to financial position

Cash and cash equivalents decreased significantly year-on-year due to the acquisitions in the year under review. The ratio of inventories to total current assets thus increased accordingly. The decrease in net working capital by 18.1% from € 27.3 million the previous year to € 22.4 million as of 30 September 2005, reflects the successful reduction of receivables and the balance sheet date-related increase in liabilities. Accordingly, the considerable drop in the working capital ratio, compared with that of the previous year, is primarily attributable to the decrease in cash-in-hand and to the decline in the balance at the Group Treasury of Carl Zeiss Meditec AG.

Table 4:
Key figures relating to financial position for financial years 2004/2005 and 2003/2004

Key figure	Definition	30.09.2005	30.09.2004	Change from previous year
Cash and cash equivalents	Cash-in-hand and bank balances	€ 1.5 Mio.	€ 40.0 Mio.	-96.3%
Net cash and cash equivalents	Cash at bank and in hand + receivables from Carl Zeiss AG Group Treasury	€ 4.4 Mio.	€ 51.6 Mio.	-91.5%
Ratio of inventories to current assets	Total inventories / Current assets	48.5%	21.5%	+27.0%-points
Ratio of cash and cash equivalents to current assets	Cash-in-hand and bank balances / Current assets	3.8%	45.3%	-41.5%-points
Net working capital	Current assets less cash and cash equivalents less accounts receivable from Group Treasury of Carl Zeiss AG less short-term liabilities	€ 22.4 Mio.	€ 27.3 Mio.	-18.1%
Working capital ratio	Current assets / Current liabilities	304.3%	929.3%	-625.0%-points

14. Investments

The Company's largest investment in the period under review was the subscription of a convertible bond issued by its subsidiary Atlantic S.A.S. A total of € 103.0 million was invested in this (see section "13. Financial position" for further details). Another major investment in financial assets was the appropriation of € 15.1 million to the reserves of the subsidiary Carl Zeiss Meditec Asset Management Verwaltungsgesellschaft mbH (see section "11. Events of particular significance" for further details). Investments in fixed assets were only necessary on a small scale: these amounted to just under € 1.0 million in the period under review (previous year: € 0.7 million) and related mainly to the transfer of service and study equipment to fixed assets, particularly tools, test facilities and other operating equipment for the serial production of new products.

15. Earnings position

Carl Zeiss Meditec's gross margin was 35.3% in financial year 2004/2005, compared to 36.7% in the previous year. The positive influences on this figure, arising for example from reductions in production costs, did not, therefore, offset the corresponding negative effects from the price pressure – primarily due to currency effects – in individual product sectors and regions. The Company expects improvements in this area in future, however.

The result from ordinary activities amounted to € 7.3 million in financial year 2004/2005 (previous year: € 13.8 million). The following major effects should be taken into account in period under review:

- In spite of an increase in sales, the Company again decreased its expenses in the area of distribution year-on-year by € 0.4 million. The corresponding cost ratio decreased from 17.9% in financial year 2003/2004 to 15.6% in the period under review. An increase in selling expenses due to commissions paid and higher personnel expenses are offset by declining valuation allowances on receivables within the scope of the Company's improved debtor management system.
- The increase in administrative expenses is primarily attributable to the one-off expenses in connection with the acquisition of IOLTECH S.A. and the structuring of the French equity investments, as well as to the costs of the cash capital increase in May 2005, and the increase in provisions for litigation (see Risk Report, "11. Legal risks" for further details). Administrative expenses accounted for 6.3% of sales in financial year 2004/2005 (previous year: 5.8%); adjusted for one-off effects of the acquisition and the cash capital increase (€ 2.2 million"), this ratio would have been 4.5%.
- "Research and development expenses" increased by 10.0% year-on-year to a net value of € 10.8 million. This increase is partly attributable to the rise in personnel expenses, due to an increase in the number of staff by an average of 7 employees, as well as to a rise in external procurement costs for the construction of prototypes.
- Due to a Group-wide adjustment of the chart of accounts, certain items that were classified in the previous year as "Other operating income" or "Other operating expenses" were allocated to functional costs in financial year 2004/2005. These mainly consist of exchange rate differences and prior-period transactions. Due to their immateriality, the figures for the previous year were not reconciled.
- The substantial increase in net interest income over the figure for the previous year is primarily the result of a short-term bridge loan granted to the Company's subsidiary Atlantic S.A.S. to finance the acquisition of the shares in IOLTECH S.A.
- The "Income from investments" of € 8.7 million in the previous year stems from a cash dividend paid by the American subsidiary Carl Zeiss Meditec, Inc. to Carl Zeiss Meditec AG.

On the whole, Carl Zeiss Meditec AG generated net income for the year of € 7.2 million (previous year: € 13.2 million).

Risk report

1. Risk management system

Within the scope of its operating activities, Carl Zeiss Meditec is naturally exposed to numerous risks that are inherent in business activities.

Risk management at Carl Zeiss Meditec is an integral part of corporate management and is based on three main pillars:

- **Risk management system:** In order to be able to identify and evaluate risks in good time and take the appropriate countermeasures, the Company has set up a risk management system. A key component of this is a database-assisted software solution, which is used to regularly record, systematise and evaluate risks, their estimated probability of occurrence and their potential for damage.
- **Controlling instruments:** Complementary to the risk management system, the Controlling department at Carl Zeiss Meditec uses key figures to regularly and promptly inform the Management Board and all responsible decision-makers within the Company about any emerging risks.
- **Certified quality management:** Another major component is the Company's certified quality management system (see Business Report, 7. Quality management for further details). Clearly structured and documented processes within the scope of quality management ensure not only transparency, but in most markets they are now a prerequisite for marketing medical products. The quality assurance system employed by Carl Zeiss Meditec has been certified by *DQS GmbH Deutsche Gesellschaft zur Zertifizierung von Managementsystemen* and conforms to the US standard for Good Manufacturing Practice (GMP), 21 C.F.R. part 820, QSR. A major objective of this certified process is risk prevention.

The risk management system is an integral part of the Company's overall controlling and reporting process and ensures the systematic recording and evaluation of risks. It also ensures that relevant information is forwarded immediately to the responsible decision-makers.

The main features of this system are as follows:

- Under the direction of a central risk manager, the responsible staff regularly examine processes, operations and developments for existing risks.
- Risk identification and evaluation using standardised risk matrices.
- Regular risk reports are sent to the Management Board and other decision-makers within the Company based on specified threshold values for relevant risks and in accordance with the classification using the risk matrices.
- On this basis, appropriate steps are taken to avoid identified risks and reduce the probability of occurrence or potential financial damage of such risks.

As with the internal reporting system, the risk management system is also subjected to an internal audit from time to time. This audit was also a constituent part of the annual audit by the certified auditor.

2. Market and competition

Competition on the medical technology market in general and in ophthalmology in particular will continue to increase. There is therefore a fundamental risk that the Company may not react – compared to its competitors – in good time to market developments with new products and enhancements of existing products. This could have negative consequences for the Company's net assets, financial position and earnings, and could also lead to a deterioration of its market position.

Carl Zeiss Meditec actively counters this risk by making substantial investments in the field of research and development, as well as in the upstream areas of Market Intelligence, New Business Development and Advanced Technologies.

Government intervention in the health care system continues to threaten the Company's sales volume and results of operations. This is primarily a risk in countries in which ophthalmic treatments financed by compulsory health insurance schemes play a major role. If budgets were to be cut, or if the reimbursement of costs were to be denied for certain types of treatment, this could have a negative impact on the Company's net worth, financial position and earnings.

Additional risk potential exists in the event of a further deterioration of the economic situation, particularly in the Company's key markets. This could become a factor, particularly for privately funded medical applications such as refractive surgery: the risk in this case is a potential drop in the creditworthiness of the Company's customers or in the demand for its products. The potential loss of sales and bad debt could have a negative impact on the net worth, financial position and earnings of Carl Zeiss Meditec.

3. New technology and products

The development of medical technology in general and – in this connection – especially the field of ophthalmology, is extremely dynamic. New scientific findings can lead to shorter development and product cycles. Such findings may have a negative impact on existing and new methods and products, which are the pillars of the Company's business success.

The success of Carl Zeiss Meditec is determined to a great extent by the development of innovative products for ophthalmology, the early recognition of the latest technology trends and the conversion of these into appropriate products. Should the Company lose the pulse of technological developments on the market, react too late to major technological advancements, or fail to identify a market trend in good time or at all, this could have a negative impact on its competitive position.

Carl Zeiss Meditec actively counters this risk, however, with the measures described in "2. Market and competition".

4. Potential reduction in public subsidies

Carl Zeiss Meditec has in past financial years and in the current financial year regularly received public funds to support its research and development projects. The Company is not certain whether the proportion of public funding in its research and development costs will regularly be at the same level in future as in past years. Furthermore, the possibility cannot be ruled out that the influx of funds from public subsidies may be lower in future than currently assumed by the Company, if, for example public subsidies were to be cut or subsidy practices were to be otherwise curtailed. Should there be a fall in subsidies, this could have a negative impact on the financial position and results of operations of the Company.

5. Approval of products

There are strict approval regulations in the medical technology and health care sectors that vary from country to country. Denied or delayed regulatory approval of the Company's products could have a negative impact on the future sales and earnings of Carl Zeiss Meditec.

There is no guarantee that the Company's numerous product registrations will continue to be valid in the future, or that they will be renewed or obtained in good time to enable new products to be launched ahead of the competition. Nor can it be ruled out that the registration requirements will become more stringent in future. This could have negative consequences for the net assets, financial position and earnings of Carl Zeiss Meditec.

In order to be able to identify such developments in good time and react appropriately, the Company keeps a close eye on developments in this area and monitors approval procedures in great detail within the scope of its quality management system.

6. Dependence on suppliers

The increasingly close cooperation with suppliers – the result of general cost pressure and complexity of the components supplied – means that the Company and its suppliers are more mutually dependent on one another. This could have negative implications for the production, sales and quality of the Company's products.

Carl Zeiss Meditec protects itself from this risk as far as possible by qualifying its suppliers, identifying secondary suppliers and setting up a strategic procurement plan.

7. Patents and intellectual property

The Company is not aware of any material violations of patent rights or other industrial property rights of third parties. The possibility of a third party asserting claims against the Company in future for the violation of industrial property rights cannot, however, be ruled out. A violation of this kind could, in certain circumstances, result in a delay in the delivery of products. In the event of a negative outcome of such proceedings, the Company may be obliged to enter into fee or licensing arrangements. There is a risk of such copyright or licensing agreements not being available, or only being available on unacceptable terms. A lawsuit against the Company due to the violation of industrial property rights could therefore have an adverse effect on its net worth, financial position and earnings.

The competitiveness of Carl Zeiss Meditec continues to depend on the security of its technological innovations. In order to safeguard such innovations, the Company acquires patents for its own and third-party inventions and takes measures to protect its business secrets. The expiration of industrial property rights or patents may result in the appearance of new competitors on the market or strengthen the position of already existing competitors.

In order to avoid the aforementioned litigation, the Company regularly analyses patents and patent applications in the relevant fields.

8. Protection against the loss of confidential data

Numerous mechanisms have been integrated into the information technologies used by the Company to protect confidential data. Nevertheless, breaches of security and the loss of this data cannot be completely ruled out. This could have a negative impact on the competitive position of Carl Zeiss Meditec.

9. Product liability risk

The products of the Company that are used in medical treatments have an inherent risk of causing injury to the patient due to malfunction.

Even if all reasonable quality control measures are taken and all legal provisions are complied with, this risk cannot be completely excluded.

Although no significant product liability claims have been made against Carl Zeiss Meditec to date, no guarantee can be given that the Company will not be confronted with such claims in the future.

The Company has taken out product liability insurance to cover itself against possible product liability claims. Potential product liability claims brought against the Company in the USA pose a particular risk, since the damages awarded by the courts there can be quite substantial. It cannot be completely ruled out that the Company's existing insurance cover may not be sufficient for potential claims in the USA.

10. Subsidiaries

Carl Zeiss Meditec is indirectly exposed to the respective risk environment of its subsidiaries. Relations with its subsidiaries can result in statutory and contractual liabilities.

A further potential risk in this respect consists in the impairment of the investment book value of the Company's holdings in Carl Zeiss Meditec, Inc., Dublin, USA, Carl Zeiss Meditec Systems GmbH, Pirmasens, Germany (formerly hiko medical communication GmbH), and Carl Zeiss Meditec Asset Management Verwaltungsgesellschaft mbH, Jena, Germany. These companies were stated at their fair value at the time of their acquisition or contribution in kind. This risk would only exist, however, in the event of a permanent deterioration in the net worth, financial position and earnings of these subsidiaries.

Additional risk potential arises from the subscribed convertible bond with a value of € 103 million, which was issued by Atlantic S.A.S. to finance the acquisition of the shares in IOLTECH S.A., due to its long term of 10 years. This risk to financial assets would only exist in the event of a permanent deterioration of the net worth, financial position and earnings of the issuing subsidiary.

11. Legal risks

The Company is currently a defendant in a lawsuit filed by a dermatological laser distributor of the former Asclepion for lost earnings. The Company is also a defendant in a pending cost reimbursement claim filed by the insolvency administrator of the former Asclepion distribution partner U.S. Medical, Inc., also in the field of dermatological lasers. The Group has taken adequate precautionary measures for the time being by setting up provisions.

12. Other disclosures in accordance with Art. 289 (2), No. 2b HGB

As a matter of principle, price change risks cannot be ruled out. However, Carl Zeiss Meditec counters these risks by focusing on product innovations and optimising its production costs.

Potential risks arising from the loss of trade accounts receivable are minimised by an active accounts receivable management system. The Company also regularly sets up adequate provisions to cover such risks. On the whole, however, this risk can be regarded as a limited risk.

The financial situation of Carl Zeiss Meditec can be considered as stable. Cash and cash equivalents amounted to € 1.5 million as of the balance sheet date 30 September 2005. These are added to receivables from the Group Treasury of Carl Zeiss AG of € 2.9 million (see "12. Net worth" for further information). The Company also generated cash flow from operating activities of € 15.3 million in the period under review. There are therefore no liquidity risks at the present time.

The Company is not subject to any significant fluctuations in cash flow that would result, for example, from a distinct seasonality of its business.

As a company with global operations, Carl Zeiss Meditec is exposed to the risk of currency rate fluctuations and has entered into currency forward contracts to hedge against its exchange risks on the basis of planned transactions in foreign currencies. Such contracts generally cover a period of less than one year. These hedging transactions are combined as a unit of valuation with the underlying transaction; receivables and liabilities denominated in foreign currency are valued at the hedging rate. The fair value of forward currency contracts is calculated based on the average spot exchange rate as of the balance sheet date, adjusted for forward premiums and discounts for the respective residual term of the contract, compared to the contracted forward exchange rate. As of 30 September 2005, Carl Zeiss Meditec had currency forward contracts with a total nominal value of € 2.334 million and a total capitalised book value of € 56,000, which correspond to the fair values.

Research and development report

1. General information

Carl Zeiss Meditec AG invested a total of € 10.8 million in research and development (R&D) in financial year 2004/2005 (previous year: € 9.8 million). These expenses include subsidies of € 0.9 million (previous year: € 1.0 million). At 8.8% of sales, the R&D ratio was almost unchanged from the previous year (9.0%). This trend is mainly attributable to the 12.1% increase in sales year-on-year: sales thus grew at a higher rate than research and development costs, which increased by 10.0%.

As of the balance sheet date 30 September 2005, 75 of Carl Zeiss Meditec's employees were working in R&D. This corresponds to 24.4% of all employees of the Company.

2. Projects

The following table gives an overview of Carl Zeiss Meditec's main research and development activities in the period under review, which illustrates the Company's innovative strength.

Table 5: Major R&D projects of Carl Zeiss Meditec AG in financial year 2004/2005

Focus	Activities
Consistent further development of existing product portfolio	- IOLMASTER®: New software interface and significantly improved user-friendliness of system; preparation of a Japanese software version; modernisation of hardware; preparation for the inclusion of IOLTECH intraocular lenses in the system database. - CRS Master™: Concept for combining the MEL 80™ with a wavefront diagnostic system
Development of new products	- VISUCAM™ PRO™: Innovative fundus camera which allows the fundus of the eye to be examined in minute detail, without using mydriatics to dilate the pupils - Therapeutic IOL device for postoperative correction of the refractive power of a new type of intraocular lens, without the need for additional surgery - Multi-wavelength laser for the treatment of retinal diseases - Software solution for the integration of devices and systems into existing networks
Basic research	- Ongoing investigation and evaluation of new technologies for applications in ophthalmology (e.g. ultra-short pulse lasers for refractive surgery) - Cooperation with external research partners

Supplementary report

No events of particular significance occurred after the balance sheet date 30 September 2005.

Forecast

1. Economic conditions

The German Institute for Economic Research (DIW) expects real gross domestic product ("GDP") to grow in 2006 at around the same rate as in 2005 (3%). This forecast is based on the assumption of more or less constant oil prices and exchange rates, as well as a largely neutral fiscal policy. The economic research institutes are, however, anticipating a cautious tightening of monetary policy and increasing long-term interest rates; therefore, monetary conditions will gradually become less of a stimulus for the economy. The DIW predicts that the dynamic economic growth in East Asia and the emerging markets that export raw materials will remain high in 2006, despite a slight downturn; the regional differences in growth are expected to decrease slightly.[5]

GDP in the USA is expected to increase by 3.3% in 2006 (2005: 3.6%); GDP in Japan is expected to rise 2.5% (2005: 2.3%). The economic predictions of the DIW for these economic regions are thus still higher than those for the euro-zone, where growth of 2.1% has been forecast for the GDP.[6] In Germany, the DIW is forecasting a slight revival of private consumption in 2006. The German economy will again be bolstered in particular by exports, although these are expected to lose some of their momentum in the second half of the coming year due to a sagging global economy. The DIW also expects investment confidence to pick up slightly in 2006. The reason for this is believed to be the continuous expansion of capacity, since the Company's sales prospects in export markets and financial conditions continue to be favourable.[7]

2. Outlook

Carl Zeiss Meditec laid important foundations for a future acceleration of growth in financial year 2004/2005; the Company also rounded off its product and services offering and succeeded in penetrating new market segments that had only been partly addressed to date or not at all.

5 Cf. ibid, p. 610f
6 Cf. ibid., p. 611
7 Cf. ibid., p. 645-663

Carl Zeiss Meditec combines growth with substance and will continue to do so in future. The Company will continue to expand its existing product portfolio and exploit future external growth opportunities within the sense of its strategic orientation. Starting with the IOLTECH acquisition, existing sales structures will be aligned with the expanded product portfolio. Carl Zeiss Meditec will therefore continue to expand and strategically focus its global sales activities.

The Company will retain its objective to increase its sales substantially by the end of financial year 2007/2008, in order to make a significant contribution to the Group's plan to double sales by this time.[8] This is also expected to increase the Company's earnings power.

3. Strategy

Based on the Company's excellent position in the market segment for devices and systems for ophthalmology, Carl Zeiss Meditec intends to establish itself as a provider of end-to-end solutions in this field. It plans to do this by enhancing its present competitive position with respect to the four main ophthalmic disorders encountered in the field of ophthalmology. The Company's unique technology and product portfolio, its extensive expertise in the field of research and development, its strong global marketing network and the world-renowned "Zeiss" brand provide an excellent basis for this. Opportunities for external growth will also be exploited wherever this is reasonable and possible.

Closing statement on the dependent company report Declaration by the Management Board pursuant to Art. 312 (3) AktG

As a member of Carl Zeiss AG, Carl Zeiss Meditec AG has prepared a dependent company report pursuant to Art. 312 German Stock Corporation Act (AktG). Under the circumstances known to the Management Board at the time the legal transactions were concluded, the companies of Carl Zeiss Meditec AG received an appropriate consideration for each of the transactions listed in this report on relations to affiliated companies and were not disadvantaged by the adoption of any of the measures stated in this report, or by their omission.

Jena, 18 November 2005
Carl Zeiss Meditec AG

Ulrich Krauss President and CEO	Bernd Hirsch Member of the Management Board	James L. Taylor Member of the Management Board

8 Reference base: Consolidated sales in the financial year 2002/2003

Income statement

€'000	Notes	Financial year 2004/2005		Financial year 2003/2004	
Sales revenues	(20)		122,186		108,953
Cost of revenues			(79,047)		(68,924)
Gross profit			43,139		40,029
Selling and marketing expenses			(19,094)		(19,456)
General and administrative expenses			(7,747)		(6,279)
Research and development expenses		(11,700)		(10,802)	
minus government grants received		888	(10,812)	977	(9,825)
Other operating income	(23)		1,061		2,232
Other operating expenses	(24)		(1,595)		(2,411)
Income from participations	(25)		-		8,738
Other interest and similiar income	(26)		2,757		903
Amortisation of financial assets			-		(69)
Interest and similiar expenses	(26)		(415)		(20)
Result from ordinary activities			7,294		13,842
Taxes on income and earnings	(27)		(127)		(611)
Net income			7,167		13,231
Retained profits/(accumulated losses) brought forward			13,073		(158)
Withdrawal from reserve for own shares (previous year: Transfer)			174		(70)
Transfer to capital reserve (previous year: Withdrawal)			(174)		70
Retained earnings			[illegible]		13,073

Balance sheet

€'000	Notes	30.09.2005		30.09.2004	
Assets					
Fixed assets	(6)				
Intangible fixed assets					
Concessions, industrial property rights and similar rights and assets including licenses for such rights and assets			683		514
Tangible fixed assets					
Land and buildings including buildings on third-party land		124		152	
Plant and machinery		61		64	
Other fixtures and fittings, tools and equipment		1,415		1,329	
Advance payments and assets under construction		8	1,608	20	1,565
Financial assets					
Shares in affiliated undertakings		137,369		122,293	
Loans to affiliated undertakings		104,023		2,368	
Other loans		260	241,652	1,263	125,924
			243,943		128,003
Current assets					
Inventories	(7)				
Raw materials and supplies		8,890		7,973	
Work in progress		3,549		4,590	
Finished goods and goods for re-sale		6,997		6,583	
Payments on account		0		177	
Advance payments received		(133)	19,303	(283)	19,040
Accounts receivable and other assets					
Trade accounts receivable *thereof with a term of more than one year: € 0.212m (2004: € 0.393m)*	(8)	7,601		8,765	
Due from affiliated companies	(9)	10,388		19,500	
Other assets thereof with a term of more than one year: € 0.195m (2004: € 0)	(10)	1,014	19,003	898	29,163
Investments					
Own shares (treasury stock)			4		178
Cash on hand and cash in banking	(11)		1,523		40,028
			39,833		88,409
Prepayments and accrued income	(12)		145		161
			283,921		216,573

€'000	Notes	30.09.2005		30.09.2004	
Liabilities					
Shareholders' equity	(13)				
Share capital		32,524		28,417	
Additional paid-in capital		202,499		152,002	
Retained earnings					
Reserve for own shares		4		178	
Other retained earnings		1,558		1,558	
Accumulated profit		20,240	256,825	13,073	195,228
Accrued expenses	(14)				
Provisions for pensions and similiar obligations		1,480		1,155	
Provisions for taxation		100		174	
Other provisions		12,233	13,813	10,187	11,516
Liabilities	(15)				
Trade accounts payable thereof with a term of up to one year: € 5.776m (2004: € 4.794m)	(16)	5,776		4,794	
Due to affiliated companies thereof with a term of up to one year: € 5.780m (2004: € 3.403m)	(9)	5,780		3,403	
Other liabilities thereof with a term of up to one year: € 1.536m (2004: € 1.316m)	(17)	1,536	13,092	1,365	9,562
thereof from taxes: € 0.883m (2004: € 0.677m)					
thereof from social security: € 0.408m (2004: € 0.385m)					
Deferred income	(18)		191		267
			283,921		216,573

Fixed-asset movement schedule (gross presentation)

€'000	Cost of conversion/purchase				
	1.10.2004	Additions	Transfers (+/-)	Disposals	30.09.2005
Intangible fixed assets					
Concessions, industrial property rights and similar rights and assets	860	279	-	197	942
Tangible fixed assets					
Land and buildings including buildings on third-party land	231	34	-	-	265
Plant and machinery	159	16	-		175
Other fixtures and fittings, tools and equipment	6,093	927	20	1,047	5,993
Advance payments and assets under construction	20	8	(20)	-	8
	6,503	985	-	1,047	6,441
Financial assets					
Shares in affiliated undertakings	122,565	15,076	-	272	137,369
Loans to affiliated undertakings	2,368	103,000	-	1,345	104,023
Investments	4,668		-	-	4,668
Other loans	7,898		-	1,003	6,895
	137,499	118,076	-	2,620	252,955
	144,862	119,340	-	3,864	260,338

€'000	Accumulated depreciation				Net book value	
	1.10.2004	Depreciation of the financial year	Disposals	30.09.2005	30.09.2005	1.10.2004
Intangible fixed assets						
Concessions, industrial property rights and similar rights and assets	346	109	196	259	683	514
Tangible fixed assets						
Land and buildings including buildings on third-party land	79	62	-	141	124	152
Plant and machinery	95	19	-	114	61	64
Other fixtures and fittings, tools and equipment	4,764	773	959	4,578	1,415	1,329
Advance payments and assets under construction	-	-	-	-	8	20
	4,938	854	959	4,833	1,608	1,565
Financial assets						
Shares in affiliated undertakings	272	-	272	-	137,369	122,293
Loans to affiliated undertakings	-	-	-	-	104,023	2,368
Investments	4,668	-	-	4,668	-	-
Other loans	6,635	-	-	6,635	260	1,263
	11,575	-	272	11,303	241,652	125,924
	16,859	963	1,427	[illegible]	[illegible]	128,003

Notes

Notes for financial year 2004/2005

General information and explanatory notes to the annual financial statements

(1) Business operations

Carl Zeiss Meditec AG, Jena ("Carl Zeiss Meditec" or the "Company") is engaged in the business of developing, manufacturing and marketing medical devices and systems for ophthalmology (diagnosis and therapy). The Company's headquarters are located in Jena, Germany's traditional centre of excellence for optical and optical-related technologies. The Company has subsidiaries in the USA (100%-owned), Germany (100%-owned), France (87.2% holding), Japan (51% holding). Together, these form the Carl Zeiss Meditec Group (the "Group").

Carl Zeiss Meditec significantly expanded its activities in the ophthalmic surgery segment in the past financial year by way of acquisitions. The Company's customers are ophthalmologists in private practice, surgeons, optometrists, opticians and clinics worldwide.

(2) Foundation, stock exchange listing

Carl Zeiss Meditec AG was originally founded on 4 October 1995 as Aesculap-Meditec GmbH with its headquarters in Jena.

On 10 November 1999, Aesculap-Meditec GmbH was transformed into a stock corporation and traded from this date under the name Asclepion-Meditec AG ("Asclepion"). The Company went public on 22 March 2000 and was listed on the Neuer Markt at the Frankfurt Stock Exchange.

In 2002, Carl Zeiss Ophthalmic Systems AG transferred its entire assets to Asclepion.

As part of this process Asclepion Meditec AG was renamed Carl Zeiss Meditec AG.

(3) Development of share capital and capital reserves in financial year 2004/2005

Authorised Capital I

The Annual General Meeting on 13 May 2005 resolved to eliminate the existing authorised and partially utilised capital and to authorise the Management Board, with the consent of the Supervisory Board, to increase the share capital by up to € 13.841 million by issuing new no-par-value bearer shares against cash contribution or contribution in kind until 12 May 2010 (Authorised Capital I).

In accordance with this resolution by the Annual General Meeting on 12 May 2005, the Management Board is authorised, with the consent of the Supervisory Board, to exclude shareholder subscription rights. The exclusion of shareholder subscription rights is only permissible in the following cases, however:

- to balance out fractional amounts
- if the capital increase is effected against cash contributions and the new shares account for no more than 10% of the existing share capital, either on the date it becomes effective, or on the date this authorisation is exercised, and the issuing price of the new shares is not significantly below the market price of the shares of the same type and structure already listed. Sales of own shares on the basis of other authorisations pursuant to Art. 186 (3) sentence 4 AktG must be offset against this restriction to 10% of the share capital
- for capital increases against contribution in kind to grant shares for the purpose of acquiring companies, parts of companies or equity interests in companies.

Capital increase against contribution in kind on 1 February 2005

The share capital of Carl Zeiss Meditec increased from € 28.4 million as of 30 September 2004 to € 29.7 million as of 1 February 2005. This increase stems from the acquisition of 62.7% of the shares in IOLTECH S.A., La Rochelle, France, from its principal shareholder Philippe Tourrette. The corresponding sale and purchase agreement dated 16 December 2004 provides for 80% of the purchase price for this block of shares be paid in cash, and for the remaining 20% to be paid by issuing new shares from the authorised capital of Carl Zeiss Meditec AG. Accordingly, by way of a resolution of the Management Board on 19 January 2005 and with the approval of the Supervisory Board, the Company's share capital was increased by € 1.266 million with effect from 1 February 2005. This non-cash capital increase was performed in accordance with the existing authorisation in Art. 4 (5) of the Articles of Association (Authorised Capital I). The contribution in kind consisted of 150,300 shares in IOLTECH S.A., previously held by its majority shareholder, Philippe Tourette. This capital increase also led to an increase in capital reserves of € 12.529 million to € 164.531 million. The issuing costs of this transaction amounted to € 11,000. The capital increase was entered in the commercial register at Gera Local Court on 2 February 2005.

Capital increase against cash contributions on 10 May 2005

On 10 May 2005, Carl Zeiss Meditec utilised its authorised capital to perform a capital increase against cash contributions. Within the scope of this capital increase, which resulted in the order book being closed prematurely due to heavy demand, the Company's share capital increased by € 2.842 million from € 29.682 million to € 32.524 million. Capital reserves increased accordingly by € 37.794 million to € 202.499 million.

At € 14.30, the issuing price of the new shares was close to the market price; specifically, it was 4.7% lower than the turnover-weighted average of XETRA prices during the last ten days of trading prior to the capital increase. The shares were placed with institutional investors in Europe by way of an accelerated bookbuilding process. After the deduction of issuing costs of € 1.274 million from the gross proceeds of € 40.636 million, the net cash inflow to the Company from this transaction was € 39.362 million.

The capital increase was carried out using part of the existing Authorised Capital I, thereby increasing the share capital by no more than 10 %. Shareholder subscription rights were excluded pursuant to Art. 186 (3) sentence 4 AktG (German Stock Corporation Act).

In order to increase the free float, Carl Zeiss AG, as principal shareholder of the Company, had accepted a dilution of its shareholding and did not subscribe to any shares within the scope of this transaction. The total free float of Carl Zeiss Meditec thus increased to around 35%.

The capital increase was entered in the commercial register at Gera Local Court on 20 May 2005.

Authorised Capital II

Furthermore, by way of a resolution of the Annual General Meeting on 19 March 2004, the Management Board was authorised, with the consent of the Supervisory Board, to increase the share capital of the Company by a total of up to € 1.000 million by issuing new no-par-value bearer shares until 18 March 2009 (Authorised Capital II). These new shares can be issued to the employees of Carl Zeiss Meditec AG and its affiliates. Statutory shareholder subscription rights are therefore excluded. The Management Board is authorised, with the approval of the Supervisory Board, to specify the further details of capital increases from Authorised Capital II.

No shares were subscribed from Authorised Capital II in financial year 2004/2005.

Own shares

By way of a resolution of the Ordinary General Meeting on 13 May 2005, Carl Zeiss Meditec was authorised to acquire own shares up to a value of € 2.950 million – equivalent to less than 10% of the existing share capital of € 32.524 million – until 12 November 2006, to:

- offer these to employees of the Company and its affiliated companies as defined in Art. 15 ff AktG, or
- to use them for company mergers or within the scope of the acquisition of companies, parts of companies or equity interests in companies, or
- to recall them.

The Company did not purchase any own shares on the basis of this authorisation in financial year 2004/2005.

As of 30 September 2005, own shares held by the Company had declined in value by € 174,473. In accordance with the authorisation granted to the Management Board of Carl Zeiss Meditec AG by the Annual General Meeting on 19 March 2004, the Company issued 20,775 employee shares to its employees and the employees of all its wholly owned subsidiaries at the beginning of the year. Employee shares represent 0.8% of the Company's share capital as of the date of issue.

	Number of shares	Amount in €
Holdings as of 30 September 2004	21,175	178,549
Issue to employees	(20,775)	(174,473)
Holdings as of 30 September 2005	400	4,076

The portion of share capital attributable to remaining own shares amounts to € 400, which corresponds to 0.001% of the share capital. Reserves were set up pursuant to Art. 272 (4) HGB, corresponding to the asset-side amount of € 4,000.

(4) Annual financial statements according to HGB and AktG, consolidated financial statements

The figures in the annual financial statements of Carl Zeiss Meditec for the financial year ending 30 September 2005 are stated in thousands of euro – unless specified otherwise - in accordance with the provisions of the German Commercial code (HGB) and the German Stock Corporation Act (AktG).

The income statement was prepared using the cost of sales format.

Due to a Group-wide adjustment of the chart of accounts, certain items that were classified in the previous year as "Other operating income" or "Other operating expenses" were allocated to "Functional costs" in financial year 2004/2005. Reconciliation of the previous year's figures would result in a decrease in "Other operating income" of € 618,000; "Other operating expenses" would decrease by € 292,000. The figures for the previous year were not reconciled.

The Company's annual financial statements will be incorporated into the consolidated financial statements of the Carl Zeiss AG, Oberkochen. The consolidated financial statements of Carl Zeiss AG will be published in the Federal Gazette (*Bundesanzeiger*) and filed in the commercial register at Aalen Local Court.

The Company also prepares consolidated financial statements according to US Generally Accepted Accounting Principles (US GAAP).

(5) Details and notes on accounting and valuation methods

The accounting and valuation methods have been applied unchanged from the previous year.

Fixed assets

Intangible assets

The intangible assets capitalised at acquisition cost are amortised on a pro rata basis using the straight-line method over their respective useful lives (three years for software and three to ten years for patents and licenses).

Tangible assets

Additions are capitalised at acquisition or production cost. Disposals are booked at acquisition costs less cumulative depreciation and amortisation at the time of their disposal.

The sliding-scale method of depreciation was applied as standard to additions to movable items of tangible assets in financial year 2004/2005, in compliance with the applicable tax provisions. The transition from the sliding-scale to the straight-line method of depreciation is made as soon as this results in higher depreciation amounts.

Low-value assets are written off in full in the year of acquisition and are treated as disposals in the statement of changes in fixed assets the following year.

Movable items of tangible assets procured from the former Asclepion are depreciated using the straight-line method.

Financial assets

Shares in affiliated companies, loans to affiliated companies and other loans are shown at acquisition cost, or, in the case of contributions in kind, at their present value. Appropriate valuation allowances have been set up for potential risks relating to equity interests and loans.

Current assets

Inventories

The raw materials, consumables and supplies are valued at the lower of cost or market value.

Work in progress and finished goods are valued at production cost. In addition to direct material costs and direct production costs, these also include an appropriate portion of the material and production overheads, as well as the pro rata depreciation of the fixed production assets. Inventory risks relating to the storage period or reduced marketability were taken into account by a combination of the lower of cost or market test, marketability discounts and loss-free valuation.

Trade goods are valued at the lower of cost or market value as of the balance sheet.

Receivables and other assets

Receivables and other assets are stated at their nominal value. Appropriate valuation allowances have been set up for discernible individual risks; the general credit risk from trade receivables is covered by a global valuation allowance.

Receivables with a residual term of more than one year are discounted.

Equity

Subscribed capital

The share capital comprises 32,523,844 no-par-value shares, each with a pro rata value of € 1.00. These are disclosed at their nominal value.

Provisions and liabilities

Provisions

Provisions for pensions and similar obligations are valued at their actuarial cash value pursuant to Art. 6a EstG (Income Tax Act) using the Heubeck Guideline Tables 2005G with an assumed interest rate of 6%.

Provisions for deferred compensation commitments correspond to the asset values of the reinsurance policy at Gerling Lebensversicherungs AG.

The other provisions set up provide adequate cover for discernible risks and uncertain obligations. The amount to be allocated to these provisions is determined using prudent commercial judgement. Provisions for partial retirement obligations and anniversary bonuses were valued according to actuarial principles.

Liabilities
Liabilities are stated at their respective redemption amounts.

Foreign currency translation
Receivables are converted at their acquisition exchange rate or at the lower exchange rate on the balance sheet date, or at the forward exchange rate / option rate, if a hedge contract exists.

Liabilities are converted at the applicable redemption rate at the time the liabilities were assumed, or at the higher exchange rate on the balance sheet date or at the forward exchange rate, if a hedge contract exists.

No currency forward contracts were concluded from the second half of financial year 2004/2005.

Derivative financial instruments
As a company with global operations, Carl Zeiss Meditec is exposed to the risk of currency rate fluctuations and has entered into currency forward contracts to hedge against its exchange risks on the basis of planned transactions in foreign currencies. Such contracts generally cover a period of less than one year. These hedging transactions are combined as a unit of valuation with the underlying transaction; receivables and liabilities denominated in foreign currency are valued at the hedging rate. The fair value of forward currency transactions is calculated on the basis of the average spot exchange rate subject to forward premiums and discounts for the respective residual term of the contract, compared to the contracted forward exchange rate. As of 30 September 2005, the Company had currency forward contracts with a total nominal value of € 2.334 million and a total capitalised book value of € 56,000, which corresponds to the fair values.

Notes to individual items on the balance sheet

(6) Fixed assets

The development of individual fixed assets in financial year 2004/2005 can be seen in Appendix 1 to these Notes.

The addition to intangible assets is mainly attributable to the acquisition of patent rights.

In addition to the transfer of service and study equipment to fixed assets, investments in tangible assets in the financial year included in particular tools, test facilities and other operating equipment for the serial production of new products.

The additions to "Shares in affiliated companies" of € 15.076 million stem from the transfer of all shares in the newly founded Atlantic S.A.S. to Carl Zeiss Meditec Asset Management Verwaltungsgesellschaft mbH (formerly Asclepion Meditec Asset Management Verwaltungsgesellschaft mbH) within the scope of an increase in reserves against contribution in kind. Atlantic S.A.S. is an intermediate holding company based in Le Pecq, France, to which all shares held by Carl Zeiss Meditec in the French company IOLTECH S.A., La Rochelle, France, were transferred.

In the course of financing the acquisition of IOLTECH S.A., Atlantic S.A.S. issued a convertible bond with a total value of € 103.000 million, which was subscribed by Carl Zeiss Meditec AG. This is carried in the balance sheet under "Loans to affiliated companies". These securities are endowed with a profit-related, annual remuneration of up to 8.775% of their nominal value, and will be converted to Atlantic S.A.S. shares at the end of their term of 10 years on 30 September 2015.

The disposal under "Shares in affiliated companies" relates to Asclepion Meditec S.R.L. – headquartered in Milan, Italy – which was written off in the past financial year after its liquidation. The disposal under "Loans to affiliated companies" of € 1.345 million relates to the repayment in full of a loan by Carl Zeiss Meditec GmbH; the decline in "Other loans" concerns the repayment of a long-term receivable.

Other assets

(7) Inventories

Inventories (€ 19.303 million) include cumulative valuation allowances totalling € 4.087 million.

(8) Trade receivables

Trade receivables amount to € 7.601 million as of the balance sheet date, taking cumulative individual and global valuation allowances of € 8.680 million into account.

The portion of receivables with a residual term of more than one year, amounting to € 212,000 net, includes a discount of € 6,000.

(9) Receivables from / liabilities to affiliated companies

The balances disclosed comprise trade receivables and payables, as well as receivables from the Group Treasury of the Carl Zeiss Group of € 2.861 million.

(10) Other assets

Other assets amount to € 1.014 million as of the balance sheet date and mainly consist of claims from Thüringer Aufbaubank for R&D subsidies (€ 380,000), tax receivables (rebates) from the tax authorities (€ 244,000) and investment grants (€ 142,000).

(11) Cash-in-hand and bank balances

The decrease in cash and cash equivalents is primarily attributable to financing the acquisition of IOLTECH S.A. This was countered by the net cash flows from the cash capital increase in May 2005, the positive cash flow from operating activities of Carl Zeiss Meditec AG, and by ongoing measures to optimise working capital.

(12) Prepaid expenses

These mainly consist of accrued holiday pay and pre-paid insurance premiums.

(13) Equity

Subscribed capital

The share capital comprises 32,523,844 no-par-value shares, each with a pro rata value of € 1.00. These are disclosed at their nominal value.

Capital reserves

Capital reserves increased to € 202.499 million as a result of the two capital increases performed in the financial year, as well as the increase in reserves for own shares, based on the issue of Company shares of employees.

(14) Provisions

Provisions for pensions and similar obligations

These provisions were set up for the Carl Zeiss Group's pension obligations pursuant to the Benefit Regulations 2000 and the Pension Regulations 1982. The actuarial report assessing pension obligations as of 30 September 2005 was prepared by Dr Dr Heissmann GmbH, Wiesbaden.

This item also includes a provision for deferred compensation commitments of € 171,000.

Other provisions

These were particularly set up for uncertain obligations arising from:
- warranties (€ 2.960 million),
- outstanding invoices (€ 1.875 million),
- litigation risks (€ 1.611 million),
- special payments and commissions to employees (€ 1.769 million),
- other provisions relating to personnel (€ 1.446 million)
- partial retirement (€ 415,000).

(15) Liabilities

Liabilities of Carl Zeiss Meditec AG relate exclusively to unsecured liabilities with a residual term of less than one year to the amount of € 13.092 million.

(16) Trade payables

These include the usual obligations in the form of trade payables to outside suppliers and accrued commissions.

(17) Other liabilities

In addition to liabilities from social security contributions due (€ 408,000), withheld wage and church tax (€ 267,000), and payable import sales tax (€ 616,000), other liabilities mainly comprise liabilities from the accounts receivable ledger (€ 110,000) and security deposits (€ 70,000).

(18) Deferred income

This item mainly relates to deferred income for service and maintenance contracts extending beyond the end of the financial year.

(19) Other financial obligations

Rental and leasing obligations were calculated on the basis of the earliest possible termination dates or the end of the contractual term. The nominal amounts were used for the calculation.

Rental agreements give rise to the following financial obligations:

€'000	30.09.2005
due 2005/2006 thereof to affiliated companies: € 1.030 million	1,030
due 2006/2007 thereof to affiliated companies: € 515,000	515
	[illegible]

Financial obligations from rental agreements primarily relate to production and office space leased by Carl Zeiss Jena GmbH at Carl-Zeiss-Promenade 10, Jena.

Leasing and service agreements give rise to the following financial obligations:

€'000	30.09.2005
due 2005/2006 thereof to affiliated companies: 607	871
due 2006/2007 thereof to affiliated companies: 607	799
due 2007/2008 thereof to affiliated companies: 607	660
due 2008/2009 thereof to affiliated companies: 607	610
due 2009/2010 thereof to affiliated companies: 592	592
due after 2009/2010 thereof to affiliated companies: 5,041	5,041
	8,573

The main agreements here include a lease agreement pertaining to the property lensed from CZM Asset Management Verwaltungsgesellschaft mbH, Jena, at Goeschwitzer Str. 51-52, and motor vehicle leases.

Purchase commitments

The purchase commitment for investments gives rise to financial obligations of € 105,000.

Notes to individual items on the income statement

(20) Sales by region

€'000	2004/2005	2003/2004
Germany	18,379	17,542
Europe (excl. Germany)	48,204	43,295
Asia/Pacific region (including Africa)	27,798	29,925
Americas	27,805	18,191
	[illegible]	108,953

Sales by business segment

€'000	2004/2005	2003/2004
Diagnosis	73,113	58,671
Laser	40,602	41,955
Service	8,471	8,327
	[illegible]	108,953

(21) Cost of materials

€'000	2004/2005	2003/2004
a) Cost of raw materials, consumables and supplies, and of purchased merchandise	55,686	51,035
b) Cost of purchased services	16,401	13,495
	[illegible]	64,530

(22) Personnel expenses

€'000	2004/2005	2003/2004
a) Wages and salaries	16,149	14,447
b) Social security and other pension costs	2,988	2,669
thereof for pensions	267	142
	[illegible]	17,116

(23) Other operating income

Other operating income (€ 1.061 million) mainly comprises currency gains (€ 908,000) and prior-period income (€ 148,000).

(24) Other operating expenses

Other operating expenses (€ 1.595 million) mainly consist of currency losses (€ 823,000). Prior-period expenses total € 610,000.

(25) Income from investments

This item relates to a dividend payment by the American subsidiary (affiliated company) of US$ 10.5 million, which was recognised in income in financial year 2003/2004.

(26) Interest income

€'000	2004/2005	2003/2004
Other interest and similar income	2,757	903
thereof from affiliated companies	2,488	733
Interest and similar expenses	415	20
thereof to affiliated companies	409	20
	2,342	883

(27) Taxes on income

This relates to German corporate income tax and trade tax. In the previous year, this item included foreign withholding tax paid on the dividend from the US subsidiary.

(28) Other disclosures

Details of an existing equity interest in the Company

Carl Zeiss AG has held an indirect majority interest in the Company's voting capital since September 2003 below the threshold of 75% pursuant to Art. 21 (1) WpHG (German Securities Trading Act).

(29) Information on shareholdings

Name and registered office of the company	Currency	Share of voting capital %	Equity as of 30 September 2005 translated at closing rate	thereof profit/ loss for financial year 2004/2005 converted at average annual rate
Carl Zeiss Meditec, Inc., Dublin, USA	US$'000 €'000	100	54,893 45,556	15,557 12,246
Carl Zeiss Meditec Systems GmbH, Pirmasens	€'000	100	1,337	1,010
Carl Zeiss Meditec Co., Ltd., Tokio, Japan	¥'000 €'000	51	1,767,082 12,900	778,726 5,685
Carl Zeiss Meditec Asset Management Verwaltungsgesellschaft mbH, Jena	€'000	100	14,760	(55)
Atlantic S.A.S., Le Pecq, France*	€'000	100	11,749	(2,083)
IOLTECH S.A., La Rochelle, France**	€'000	87.2	23,180	1,172
IOLTECHNOLGIE Production S.A., La Rochelle, France**	€'000	87.2	8,493	1,288
IOLTECH Pharma S.a.r.l., La Rochelle, France**	€'000	87.2	(28)	28
IOLTECHnologie S.a.r.l., La Rochelle, France**	€'000	87.2	(3)	(2)
FRANSITEC S.A., La Rochelle, France**	€'000	87.2	161	(40)
France Chirurgie Instrumentation S.A. (F.C.I.), Paris, France**	€'000	85.6	6,271	1,521
Laboratoire R.D.B. S.A.S., Besancon, France**	€'000	87.2	1,051	291
F.C.I. Ophthalmics Inc., Marshfield Hills, USA***	US$'000 €'000	87.2	261 217	(112) (88)
F.C.I. SUD Ltd., Quatre Bornes, Mauritius Island ***	MUR'000 €'000	87.2	23,844 653	6,485 185
HYALTECH Ltd., Edinburgh, United Kingdom***	GBP'000 €'000	87.2	6,641 9,732	843 1,239
IOLTECH Deutschland GmbH, Frankfurt/Main***	€'000	87.2	(505)	(225)
IOLTECH Italia S.R.L., Mailand, Italy***	€'000	87.2	(99)	(124)
IOLTECH Belgie B.V.B.A., Hasselt, Belgium***	€'000	87.2	(295)	(121)

* *Figures for net income for the year relate to the short financial year from 19 January to 30 September 2005.*

** *Figures for net income for the year relate to the period from 1 March 2004 to 30 September 2005 (deviating financial year).*

*** *Figures for net income for the year relate to the period from 1 March 2005 to 30 September 2005 (short financial year).*

The company acquired in December 2004 – Laser Diagnostic Technologies Inc., which is headquartered in San Diego, California, USA (LDT) – is included in the figures of Carl Zeiss Meditec, Inc. LDT was merged with Carl Zeiss Meditec, Inc. in October 2005.

To date, Carl Zeiss Meditec Asset Management Verwaltungsgesellschaft mbH, Jena (previously AM Asset Management Verwaltungsgesellschaft mbH), has purely been a property management company for the construction and leasing of an office building with production facilities at Carl Zeiss Meditec AG's Jena-Göschwitz site. Carl Zeiss Meditec has been renting this office and production building since 01 October 2001. In the past financial year 2004/2005, the activities of this company were expanded to include the acquisition and management of equity interests of all kinds. All holdings in the newly founded French company "Atlantic S.A.S.", which is based in Le Pecq, France, were thus transferred to CZM Asset Management GmbH as a contribution in kind.

The French stock corporation "Atlantic S.A.S.", which is headquartered in Le Pecq, was founded by Carl Zeiss Meditec on 19 January 2005 with starting capital of € 37,000. The purpose of this company is to hold equity interests, establish and manage subsidiaries, and to purchase, sell and trade securities in France and abroad. By way of a capital increase against contribution in kind on 30 September 2005, Carl Zeiss Meditec transferred its shares in IOLTECH S.A. with a book value of € 13.795 million to Atlantic. Atlantic held 1,045,641 shares or 87.2% of the share capital of IOLTECH S.A. as of the balance sheet date. The sole proprietor of Atlantic is CZMAM.

With effect from 1 November 2002, the holding in Carl Zeiss Meditec Co., Ltd., Tokyo, Japan (CZM Japan) was acquired from Carl Zeiss Co., Ltd., Tokyo, Japan, at its book value. Due to Carl Zeiss Co., Ltd.'s entitlement to preferred shares, Carl Zeiss Meditec will receive only 34% of the future dividend payments of its Japanese subsidiary for at least the three financial years following the acquisition date. The preferred shares serve as compensation for the advance services rendered by Carl Zeiss Co., Ltd., which included marketing activities, the establishment of a service structure, and the management of marketing approval procedures for Carl Zeiss Meditec products. With effect from 1 November 2004 CZM Japan took over the surgical business of Carl Zeiss Japan.

(30) Notes on employees

Number of employees

The Company employed an average of 297 staff in financial year 2004/2005 (previous year: 283), in addition to an average of 15 trainees (previous year: 22). This increase in the number of employees is mainly attributable to the establishment of additional capacities in Research and Development, as well as in Product Management and Marketing Organisation.

The following table shows the average annual distribution of employees in the various areas of activity:

Segments	Number of employees
Production	90
Sales and Service	94
Administration and Quality Management	38
Research and Development	75
Total	297

As of the balance sheet date 30 September 2005, the Company had 305 employees, plus 13 trainees.

(31) Notes to the Company's executive bodies

Management Board

The following were appointed as members of the Management Board of Carl Zeiss Meditec AG in financial year 2004/2005 and entered in the commercial register:

Ulrich Krauss, Dipl.-Kaufmann (MBA), Weimar/Germany
President and CEO, responsible for Sales, Services, HR and Quality Management
until 9 December 2004 also responsible for Marketing and Research and Development.
Other mandates:
Member of the Board of Management of Carl Zeiss Meditec Inc., Dublin, USA,
Member of the Board of Management of Carl Zeiss Meditec, Co. Ltd., Tokyo, Japan,
Member of the Board of Management of IOLTECH S.A., La Rochelle, France.

Bernd Hirsch, Dipl.-Kaufmann (MBA), Weimar/Germany
Member of the Management Board, responsible for Finances, Investor Relations, IT,
Operations and Legal Affairs,
until 9 December 2004 also responsible for Research and Development,
Other mandates:
Managing Director of CZM Asset Management GmbH, Jena, Germany
President of the Board of Management of IOLTECH S.A., La Rochelle, France,
Member of the Board of Management of Carl Zeiss Meditec, Co. Ltd., Tokyo, Japan.

James L. Taylor, BS (U.S. Naval Academy), MBA (J. Hopkins University),
Tiburon, CA/USA (from 9 December 2004)
Member of the Management Board, responsible for Marketing and Research and Development
Other mandates:
Member of the Board of Carl Zeiss Meditec Inc., Dublin/USA.

Remuneration of the active members of the Management Board in financial year 2004/2005

The remuneration paid to the active members of the Management Board totalled € 469,000 in financial year 2004/2005, and was distributed as follows:

€'000	Fixed components	Variable components
Name		
Ulrich Krauss	160	83
Bernd Hirsch	152	74
James L. Taylor	no remuneration	no remuneration

Projected unit credits for pensions for former members of the Company's Management Board amounted to € 133,000.

Supervisory Board

The Supervisory Board of Carl Zeiss Meditec AG had the following members in financial year 2004/2005:

Dr Michael Kaschke, Oberkochen/Germany
Member of the Managing Board of Carl Zeiss AG, Oberkochen/Germany
Chairman of the Supervisory Board.
Other mandates:
Chairman of the Board of Management of Carl Zeiss Meditec, Inc., Dublin, USA
Member of the Supervisory Board of Hensoldt AG, Wetzlar, Germany
Chairman of the Board of Management of Carl Zeiss Surgical Inc., Thornwood, USA
Chairman of the Board of Management of Carl Zeiss Co., Ltd., Tokyo, Japan
Chairman of the Board of Management of Carl Zeiss Pte. Ltd., Singapore
Chairman of the Board of Management of Carl Zeiss India Pte. Ltd., Singapore/Bangelore
Chairman of the Board of Management of Carl Zeiss Co. Ltd., Seoul, South Korea
Chairman of the Board of Management of Carl Zeiss Far East Co., Ltd., Kowloon / Hong Kong
Chairman of the Board of Management of Carl Zeiss (Pty.) Ltd., Randburg, South Africa
Chairman of the Supervisory Board of Carl Zeiss Financial Services GmbH, Oberkochen, Germany
Member of the Supervisory Board of Carl Zeiss SMT AG, Oberkochen, Germany,
Member of the Supervisory Board of Siltronic AG, Munich, Germany
Chairman of SPECTARIS, the German Industrial Association for Optical, Medical
and Mechatronicical Technologies, Berlin/Germany.

Alexander von Witzleben, Weimar/Germany
Chairman of the Management Board of Jenoptik AG, Jena/Germany
Deputy Chairman of the Supervisory Board
Other mandates:
Chairman of the Supervisory Board of Analytik Jena AG, Jena, Germany
Chairman of the Supervisory Board of DEWB AG, Jena, Germany
Chairman of the Supervisory Board of Meissner+Wurst Zander Holding AG, Stuttgart, Germany
Chairman of the Supervisory Board of PVA Tepla AG, Asslar, Germany
Member of the Administrative Board of Feintool International Holding AG, Lyss, Switzerland
Member of the Advisory Board of Kaefer Isoliertechnik GmbH & Co. KG, Bremen, Germany.

Dr Markus Guthoff, Krefeld/Germany
Member of the Management Board of IKB Deutsche Industriebank AG, Düsseldorf, Germany,
Member of the Supervisory Board
Other mandates:
Chairman of the Advisory Board of IKB Private Equity GmbH, Düsseldorf, Germany,
Chairman of the Advisory Board of IKB Data GmbH, Düsseldorf, Germany
Member of the Supervisory Board of MetaDesign AG, Berlin, Germany
Member of the Supervisory Board of Argantis GmbH, Cologne, Germany
Member of the Advisory Board of Poppe & Potthoff, Werther, Germany
Member of the Board of Management of IKB Capital Corporation, New York, USA.

Dr Manfred Fritsch, Kleinpürschütz bei Jena/Germany
Member of the Supervisory Board
Other mandates:
Member of the Supervisory Board of Messe AG, Erfurt, Germany
Member of the Advisory Board of asphericon GmbH, Jena, Germany
Member of the Management Board of the optics cluster OptoNet e.V., Jena, Germany
Member of the Economic Advisory Board to the State Prime Minister of Thuringia, Germany.

Wilhelm Burmeister, Jena/Germany
Group Manager Manufacturing Control and Chairman of the Works Council
of Carl Zeiss Meditec AG, Jena, Germany,
Member of the Supervisory Board on behalf of the employees
no other mandates.

Franz-Jörg Stündel, Jena/Germany
Team Leader Field Services Laser and Diagnostics and member of the
Works Council of Carl Zeiss Meditec AG, Jena, Germany,
Member of the Supervisory Board on behalf of the employees
no other mandates.

Remuneration of the active members of the Supervisory Board in financial year 2004/2005

The remuneration paid to the active members of the Supervisory Board totalled € 147,000 in financial year 2004/2005, and was distributed as follows:

€'000	Fixed components	Variable components
Name		
Dr Michael Kaschke	20	16
Alexander von Witzleben	15	11
Dr Markus Guthoff	10	14
Dr Manfred Fritsch	10	11
Wilhelm Burmeister	10	9
Franz-Jörg Stündel	10	11

Advances/loans and contingent liabilities in favour of members of executive bodies

No advances or loans were granted to members of the executive bodies. The Company did not enter into any contingent liabilities in favour of members of the Management Board or Supervisory Board.

(32) German Corporate Governance Code / Declaration according to Art. 161 AktG

The declaration prescribed under Art. 161 of the German Stock Corporation Act (AktG) was submitted by the *Management Board and Supervisory Board and made available* to the shareholders.

(33) Appropriation of profits for financial year 2004/2005

Financial year 2004/2005 closes with net income of € 7,167,265.85. The Management Board proposes utilising the net retained profits of € 20,240,319.92 for financial year 2004/2005 as follows:

- Payment of a dividend of € 0.16 per no-par-value share for 32,523,844 no-par-value shares: € 5,203,815.04
- Carryforward of residual profit to new account: € 15,036,504.88

Jena, 18 November 2005
Carl Zeiss Meditec AG

Ulrich Krauss President and CEO	Bernd Hirsch Member of the Management Board	James L. Taylor Member of the Management Board

Audit opinion

We have audited the annual financial statements of Carl Zeiss Meditec AG, Jena, as well as the accounting and management report of the Company, for the financial year from 1 October 2004 to 30 September 2005. The maintenance of books and records and the preparation of the annual financial statements and management report in accordance with German commercial law and supplementary provisions in the articles of association are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with Art. 317 HGB (German Commercial Code) and the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW, German Institute of Auditors). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with the principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the internal control system and evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our opinion has not led to any reservations.

In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of Carl Zeiss Meditec AG. On the whole the management report provides a suitable understanding of the Company's position and suitably presents the risks of future development.

Stuttgart, 23 November 2005

Prof. Dr Binder, Dr Dr Hillebrecht & Partner GmbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

Schupeck
(German public auditor)

Barth
(German public auditor)

Printed in Germany 01/2006
Printed on environment-friendly paper bleached in a chlorine-free process.

Carl Zeiss Meditec AG
Goeschwitzer Str. 51-52
07745 Jena, Germany

Tel.: +49 (0) 36 41 / 2 20-0
Fax: +49 (0) 36 41 / 2 20-112
www.meditec.zeiss.com